LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

January 27, 2010

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington D.C.  20549

Attn:	Amanda L. Ravitz, Branch Chief – Legal Jean Yu Michelle Lacko, Esq.

Re:	Empire Post Media, Inc. (“Registrant”) Amendment No. 1 to Registration Statement on Form S-1 Filed on December 16, 2009 File No. 333-163782

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).  The Amendment No. 1 has been revised in accordance with the Commission’s January 12, 2010 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1.	In accordance with your comment we have identified Peter Dunn, the selling shareholder, as an underwriter.

2.	The Registrant will be in compliance with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

Registration Statement
Cover Page

3.	In accordance with your comment we have included the information relating to the Registrant’s agent for service and the approximate date of the proposed sale to the public.

4.	In accordance with your comment we have corrected footnote 2 of the Registration Fee table to reflect Rule 457(o).

Prospectus
Outside Front Cover Page of the Prospectus

5.	In accordance with your comment we have revised the disclosure to comply with Item 501 (b)(3) of Regulation S-K.

     LAW OFFICES OF
William B. Barnett

January 27, 2010
Re: Empire Post Media, Inc. (“Registrant”)

Prospectus Summary, page 3

6.	In accordance with your comment, we have revised the forepart of the summary on page 3.

7.
We have revised and expanded the description of the Registrants business and business strategy in accordance with your comments.  We have also revised the Description of Business section for consistency.

Empire, page 3

8.
The Registrant is in the development stage of its proposed business.  We have revised the first paragraph under the Empire heading to better reflect the current business activities and to deemphasize any “aspired” plans.

The Offering, page 4

9.	The common stock outstanding after the offering is 24,000,000. We apologize for the inadvertent error.

Risk Factors, page 5

10.	In accordance with your comment we have added a risk factor under “Risks Related to Our Financial Condition”, relating to costs of being a public company.

Empire’s Principal Officer and Director May Not Be, page 6

11.
In accordance with your comment we have expanded this risk factor to reflect the amount of Mr. Dunn’s time devoted to the Registrant’s business. As to devoting full time to the Registrant’s business in the future, we believe that the current Risk Factor clearly reflects his future involvement.

Since Empire Anticipates Operating Expenses Will Increase, page 6

12.	In accordance with your comment we have revised this risk factor by quantifying short and long term capital needs.

Investing In Our Company May Result In An Immediate Loss, page 7

13.	In accordance with your comment we have included in this risk factor and in the Determination of Offering Price section on page 11, the price the selling security holder paid for his shares.

If We Do Not Register Our Common Stock Under Section 12, page 10

14.
In accordance with your comment we have disclosed that the Registrant intends to register its common stock under Section 12 of the Securities Act of 1934 and that the Company will be required to comply with Rule 13e-3 and 13e-4 of the Exchange Act related to going private and tender offers.

     LAW OFFICES OF
William B. Barnett

January 27, 2010
Re: Empire Post Media, Inc. (“Registrant”)

Selling Security Holder, page 12

15.	In accordance with your comment we have included a footnote to the table reflecting Mr. Dunn’s position with the Registrant.

16.	In accordance with your comment we have deleted the entire second paragraph on page 12, since the description in the second sentence of that paragraph appears in the Plan of Distribution section.

17.	In regard to your comment, since we do not have any contractual arrangement with the selling security holder we have deleted this paragraph.

Anti-Takeover Provisions, page 16

18.	In accordance with your comment we have expanded this section to include the effect of the Registrant’s Articles and By-Laws.

Interests of Named Experts and Counsel, page 16

19.	In accordance with your comment we have expanded the circumstances surrounding the receipt of 750,000 shares by Mr. Barnett. The shares were never issued in exchange for a legality of shares opinion.

General Overview, page 17

20.	In accordance with your comment we have revised the disclosure of Net Worth by adding the liabilities of the Registrant on November 30, 2009.

Description of Business, page 17

21. thru 27.

In accordance with your comments relating to the business of the Registrant we have materially revised page 17 and 18 in an effort to address all of your concerns and to describe the business in clearer and more understandable terms.

Market and Marketing, page 18

28.	In accordance with your comment we have revised the first sentence of the second paragraph to reflect the “belief” of Management.

Our Competitive Strengths, page 19

29.	In accordance with your comment we have revised Our Competitive Strengths section.

     LAW OFFICES OF
William B. Barnett

January 27, 2010
Re: Empire Post Media, Inc. (“Registrant”)

Employees, page 19

30.
In accordance with your comment, as compensation for his services, the Registrant has agreed to accrue $1,000 per month as salary for Mr. Dunn, commencing January 1, 2010 until the Registrant has aggregated revenues of not less than $30,000 per month.  As compensation for the services of Messrs. Fink and Jackson, the Registrant has agreed to accrue $250 per month and $100 per month, for each of them respectively, commencing January 1, 2010 until the Registrant has aggregated revenues of not less than $30,000 per month.  When the Registrant does generate revenues of $30,000 per month, Messrs. Dunn, Fink, and Jackson will negotiate with the Registrant, salaries and benefits that are reasonable to all parties.

Market For Common Equity And Related Shareholder Matters, page 20

31.	In accordance with your comment we have added the number of holders of the Registrants common stock as of the latest practicable date.

Plan of Operation, page 21

32.
In accordance with your comment we have revised this section.  This is a small company that does not need a lot of capital to acquire and complete agreements for post-production work.  We have also reduced the period to six months instead of twelve months to be consistent with your Comment No. 33.

Liquidity, page 22

33.	In accordance with your comment we have revised this section to include the Registrant’s “burn rate” and we have changed the projections to six months instead of 12 months as requested.

34.
Mr. Dunn has entered into an agreement with the Registrant to provide a non-secured loan to the Company.  We have included disclosures of the agreement and have filed the agreement as Exhibit 10.1 to the Registration Statement.

Management Biographies, page 24

35.	In accordance with your comment we have deleted “highly profitable years” from Mr. Dunn’s biography.

36.
In accordance with your comment we have changed “Empire” to “US Stock Transfer” and we have revised Mr. Fink’s biography to further describe his business experience during the past 5 years.  In addition we have added a new fourth paragraph to Mr. Jackson’s biography which includes additional experience with post-production activities.

Summary Compensation Table, page 26

37.	In accordance with your comment we have included Mr. Dunn’s stock award in the “Stock Awards” column and removed it from the “All Other Compensation” column.

     LAW OFFICES OF
William B. Barnett

January 27, 2010
Re: Empire Post Media, Inc. (“Registrant”)

Security Ownership of Certain Beneficial Owners and Management, page 27

38.	All information in the table is as of the most practicable date.

Interests Of Management And Others In Certain Transactions, page 28

39.	In accordance with your comment we have included Mr. Dunn’s demand note payable, together with the agreement to provide future funds, in this section in accordance with Item 404 of Regulation S-K.

Note 2. Summary of Significant Accounting Policies, page F-7

40.
A majority of the Company's business will be derived from services provided to customers under long-term contracts. Revenue will be recognized when the services are performed. Revenue under contracts with customers will be recognized ratably over the period of contract performance, consistent with Guidance issued by the FASB (formerly AICPA SOP 81-1). All contracts will be collateralized with a legally perfected, secured interest in each project's distribution receipts and other revenues.  In accordance with your comment, we have incorporated our policy on revenue recognition in the notes to financial statements.

41.
In response to your comment, please be advised that the basis to value the equipment purchased from Mr. Dunn, was on the price paid by Mr. Dunn when the equipment was purchased by him, immediately before it was transferred to the Registrant. The Guidance outlined in SAB Topic 5G suggests that transfers of nonmonetary assets to a company by its shareholder should be recorded at the transferors historical cost basis determined under GAAP. The transferors historical cost basis for this equipment is the same as the cost of the assets as they were purchased and transferred to the company simultaneously. We expanded our disclosure to clearly indicate the basis used to value the equipment.

42.	In accordance with your comment, we have added disclosure of the nature and valuation of consulting services.

Note Payable to Shareholder, page F-9

43.	In accordance with your comment we have added disclosure regarding the fair value of the note payable in note 2 to the financial statements.

44.	In accordance with your comment we have added a new Note 6.

Part II – Information Not Required In This Prospectus, page II-1
Item 15.  Recent Sales of Unregistered Securities, page II-2

45.	In accordance with your comment we have revised this section to include the services rendered to the Registrant by Messrs. Fink, Jackson, Pao, and Barnett.

     LAW OFFICES OF
William B. Barnett

January 27, 2010
Re: Empire Post Media, Inc. (“Registrant”)

Item 16.  Exhibits, page II-2

46.	A currently dated consent from the independent public accountant is included in this Amendment No. 1.

Item 17.  Undertakings, page II-2

47.	In accordance with your comment we have revised this section by adding the undertaking required by Item 512(a)(b) of Regulation S-K

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably.  Therefore, we respectively request a prompt review and early effective date.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours, Law Offices of William B. Barnett William B. Barnett

WBB: scc
cc/ Peter Dunn, President

EMPIRE POST MEDIA, INC.
280 South Beverly Drive, Ste. 205, Beverly Hills, CA 90212
Telephone:  (310)472-5138

January 27, 2010

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington D.C.  20549

Re:	Empire Post Media, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed on December 16, 2009 File No. 333-163782

Gentlemen:

Please be advised that, on behalf of the Company, I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s Form S-1/A, and
(b)
staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing of its Form S-1/A and amendments thereto, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours, Empire Post Media, Inc. /s/ Peter Dunn Peter Dunn, President